UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the result of an exploratory well in the Santos Basin

—

Rio de Janeiro, November 19, 2021 – Petróleo Brasileiro S.A. – Petrobras informs that it has identified the presence of hydrocarbons in the Santos Basin pre-salt, in a pioneer well in the Aram block.

Well 1-BRSA-1381-SPS (Curaçao) is located 240 km from the city of Santos-SP, at a water depth of 1,905 meters.

The oil-bearing interval was verified through wireline logging and fluid samples, which will be further characterized through laboratory analysis. This data will allow evaluating the potential and directing the next exploratory activities in the area. The consortium will continue operations to complete the project to drill the well to the expected depth and verify the extent of the new discovery, in addition to characterizing the conditions of the reservoirs found.

The drilling of the Curaçao well demonstrates the success of a strategy strongly based on technological innovations, with maximum use of processed data in real time, allowing for quick and safe decision-making.

The Aram block was acquired in March 2020, in the 6th Bidding Round of the National Agency for Petroleum, Natural Gas and Biofuels (ANP), under the Production Sharing regime, with Pre-Sal Petróleo S.A. (PPSA) as manager. Petrobras is the operator of the block and holds an 80% share, in partnership with CNODC (20%).

SP
RJ
Santos
Bacia de Santos
240 km
Polígono Novo Marco Regulatório
PETROBRAS
80%
CNODC
20%
Bloco Aram
1-BRSA-1381-SPS
(CURAÇAO)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer